SEC Mail Processing Section

FEB 29 2008

Washington, DC
111

08027876

TATES
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D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50220

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2007 (MM/DD/YY) AND ENDING 12-31-2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WesBanco Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 WEST MAIN STREET
(No. and Street)

ST CLAIRSVILLE (City) OH (State) 43950 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RITA A CAMPBELL 304 231 1201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

ONE OXFORD CENTRE (Address) PITTSBURGH (City) PA (State) 15219 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/25/08

OATH OR AFFIRMATION

I, RITA A CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESBANCO SECURITIES INC., as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

VICE PRESIDENT
Title

Notary Public

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
SAMANTHA A. McGEE
WesBanco Bank Inc.
1 Bank Plaza
Wheeling, West Virginia 26003
My Commission Expires May 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY REPORT

WesBanco Securities, Inc. (A Wholly Owned Subsidiary of WesBanco, Inc.)
December 31, 2007
With Report of Independent Registered Public Accounting Firm

0802-0916783

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Audited Statement of Financial Condition and Supplementary Report

December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm 1

Audited Statement of Financial Condition

Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) 7

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
WesBanco Securities, Inc.

We have audited the accompanying statement of financial condition of WesBanco Securities, Inc. (a wholly owned subsidiary of WesBanco, Inc.) as of December 31, 2007. This statement of financial condition is the responsibility of WesBanco Securities, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of WesBanco Securities, Inc.'s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of WesBanco Securities, Inc.'s internal control over financial reporting.

Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WesBanco Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 22, 2008

0802-0916783

WesBanco Securities, Inc.
(A Wholly Owned Subsidiary of WesBanco, Inc.)

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 1,003,505
Restricted cash	$ 50,000
Commission receivables	119,779
Prepaid expenses	19,011
Fixed assets (net of accumulated depreciation of $ 19,504)	22,279
Total assets	$ 1,214,574
Liabilities and shareholder's equity	
Liabilities:	
Accounts payable	$ 227,538
Other liabilities	151,846
Total liabilities	379,384
Shareholder's equity:	
Common stock, par value $1 per share – authorized 500 shares, issued and outstanding 100 shares	100
Additional paid-in capital	375,533
Retained earnings	459,557
Total shareholder's equity	835,190
Total liabilities and shareholder's equity	$ 1,214,574

See accompanying notes.

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

WesBanco Securities, Inc. (the Company) is a wholly owned subsidiary of WesBanco, Inc. (WesBanco). The Company is registered as a broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company originated in 1997 as a subsidiary of Commercial BancShares, Inc., which was acquired by WesBanco in 1998. Since March 31, 1998, the Company has operated as a subsidiary of WesBanco. Effective April 28, 1999, the Company changed its name from CommBanc Investments, Inc. to WesBanco Securities, Inc. Effective November 30, 2007, Oak Hill Financial Securities, Inc. was merged into the Company as part of the acquisition of Oak Hill Financial, Inc. by WesBanco, Inc.

The Company offers retail brokerage services relating to securities such as stocks, bonds, covered options, mutual funds, and insurance annuities on a fully disclosed basis. The Company also operates as a registered investment advisor.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The statement of financial condition includes the accounts of the Company. Such statement has been prepared in accordance with accounting principles generally accepted in the United States.

In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 90 days.

Restricted Cash

Restricted cash represents a clearing deposit held with the clearing broker. See Footnote 6 for more information.

2. Significant Accounting Policies (continued)

Securities Transactions

The Company does not carry security accounts for customers, perform custodial functions relating to customer securities, or receive customer funds. All transactions are cleared through another broker-dealer on a fully disclosed basis. Related revenues and expenses are recorded on a trade-date basis.

Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by WesBanco. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and law that will be in effect when the differences are expected to reverse. The amount of current tax expense or tax benefit is remitted to or received from the parent.

Depreciation

For financial reporting purposes, equipment is depreciated principally using the straight-line method over the estimated useful lives of the assets. Accelerated methods are used for federal income tax purposes.

3. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6.67% of aggregate indebtedness. At December 31, 2007, the Company had net capital of $347,853, which was $97,853 in excess of its required net capital of $250,000.

4. Income Taxes

The components of income tax expense for the year ended December 31, 2007 are as follows:

	Current	Deferred	Total
Federal	$ 250,414	$ (1,247)	$ 249,167
State	41,836	–	41,836
Total	$ 292,250	$ (1,247)	$ 291,003

A reconciliation between the effective income tax rate and the federal statutory income tax rate follows:

Taxes at federal statutory rate	35.00 %
State income taxes	6.02
Other	.85
	41.87 %

The Company has recorded a net deferred tax liability of $4,660 resulting from the timing of depreciation for fixed assets.

5. Related-Party Transactions

Related-party transactions consisted of cash held at an affiliate bank and taxes payable to Parent. At December 31, 2007, the Company had cash on hand with affiliates of $563,630 and a payable to WesBanco, Inc. for income taxes paid on its behalf of $206,808.

The Company also processes trades on behalf of WesBanco Bank, a wholly owned subsidiary of WesBanco, Inc., for which commission is earned. In addition, some officers and directors (including their affiliates, families, and entities in which they are principal owners) of WesBanco, Inc. and its subsidiaries are customers of those subsidiaries and have had transactions with the subsidiaries in the ordinary course of business.

Certain services, including accounting and internal audit are provided to the Company by WesBanco. Inc. and a management fee is charged to the Company. A management fee of $44,000 was recorded by the Company for the year ended December 31, 2007.

5. Related-Party Transactions (continued)

The Company's employees participate in the pension plan sponsored by WesBanco. Related expenses are not allocated to the Company and are not included in the statement of operations.

6. Financial Guarantee

The Company applies the provisions of the Financial Accounting Standards Board Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker, Mesirow Financial, for losses that it may sustain from customer accounts introduced by the Company. As of December 31, 2007, there were no amounts to be identified related to such agreement.

The Company guarantees the performance of customer brokerage accounts introduced to Mesirow Financial. The guarantee is primarily for margin borrowing arrangements which have no stated maturity. The clearing agent holds customer's marketable securities as collateral to support borrowing arrangements. At December 31, 2007, the market value of the collateral held for these borrowing arrangements was at least 140% of the amount borrowed.

The Company also maintains a clearing deposit account of $50,000 with Mesirow Financial which can be used to offset liabilities arising from the financial guarantee. At December 31, 2007, $439,875 was held in an interest-bearing deposit account with Mesirow Financial , which excludes the aforementioned clearing deposit.

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
WesBanco Securities, Inc.

In planning and performing our audit of the financial condition of WesBanco Securities, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealer's, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 22, 2008

END